Exhibit 99.1

Hanwha Q CELLS sells UK solar power plant portfolio of 53.3 MWp to NextEnergy Solar Fund

•	Portfolio comprised of Fenland (20.4MWp), Green End (24.8MWp) and Tower Hill (8.1MWp)

•	Value of transaction is £ 61.7 million plus working capital.

•	Long-term, fully-amortising project financing of £46.5 million in place

[SEOUL, South Korea, January 13th 2016] Hanwha Q CELLS GmbH (“Hanwha Q CELLS”), a wholly owned subsidiary of Hanwha Q CELLS Co., Ltd. (NASDAQ: HQCL), one of the world’s largest photovoltaic companies, today announced that it has signed and closed a share purchase agreement to sell a portfolio of three operating PV power plants in the United Kingdom (UK). The projects were sold for a total amount of £ 61.7 million (approximately US$ 90 million) plus working capital to the London listed NextEnergy Solar Fund Limited. The Portfolio is fully financed with non-recourse loans totalling £45.4 million provided by Bayerische Landesbank. The financing will remain in place until 2032.

All three power plants were built and connected to the grid by Hanwha Q CELLS in the first quarter of 2015 and are operating under the 1.4 Renewables Obligation Certificate regime. Green End is located in Cambridgeshire and has an installed capacity of 24.8MWp. Fenland is also located in Cambridgeshire and has an installed capacity of 20.4MWp. Tower Hill is located in Gloucestershire and has an installed capacity of 8.1MWp. In total 203,150 high quality PV modules of Hanwha Q CELLS will generate clean electricity to cover the annual electricity demand of 15,700 households.

José Joaquín Muñoz Osuna, VP EMEA Project Finance of Hanwha Q CELLS, said “We are delighted to announce the sale of these three PV power plants to NextEnergy Solar Holdings III Limited. The transaction demonstrates that Hanwha Q CELLS is a reliable and valued partner in the field of large-scale PV assets. We will continue to develop, finance, build and offer secure and attractive investment opportunities for financial investors.”

About Hanwha Q CELLS

In February 2015 Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) emerged as a new global solar power leader from combining two of the world´s most recognized photovoltaic manufacturers, Hanwha SolarOne and Hanwha Q CELLS. The combined company is listed on NASDAQ under the trading symbol of HQCL. It is headquartered in Seoul, South Korea, (Global Executive Headquarters) and Thalheim, Germany (Technology & Innovation Headquarters) and is the world’s largest solar cell manufacturer as well as one of the largest photovoltaic module manufacturers. Due to its diverse international production setup including facilities in China, Malaysia and South Korea, Hanwha Q CELLS is in the unique position to flexibly address market needs globally, even including certain key markets with import tariffs, such as the USA and the European Union. Based on its well respected “Engineered in Germany” technology, innovation and quality, Hanwha Q CELLS offers the entire range of outstanding photovoltaic products, applications and solutions, from modules to kits to systems to large scale solar power plants. The combined company is also engaged in downstream development and EPC business. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East the company provides excellent services and long-term partnership to its customers in the utility, commercial, government and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a Top-Ten business enterprise in South Korea. For more information, visit: http://investors.hanwha-qcells.com/

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Hanwha Q CELLS’ operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by the forward-looking statements. Further information regarding these and other risks is included in Hanwha Q CELLS filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, Hanwha Q CELLS does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact: Hanwha Q CELLS

Investor Relations

Sean Park

TEL 1-917-710-5856

EMAIL sean.park@hanwha-qcells.com

Source: Hanwha Q CELLS Co., Ltd